HEMISPHERE ENERGY ANNOUNCES Q2 2015
FINANCIAL AND OPERATING RESULTS

TSX-V: HME

Vancouver, British Columbia, August 19, 2015 – Hemisphere Energy Corporation (TSX-V: HME) ("Hemisphere" or the "Company") is pleased to announce its financial and operating results for the three and six months ended June 30, 2015.

Despite a challenging market environment during the first half of 2015, Hemisphere has had strong year-to-date netbacks, positive funds flow from operations, and a solid balance sheet. The Company is committed to a disciplined approach to capital spending and the implementation of strategic projects that add low-cost production and reserves. With the successful execution of its Atlee Buffalo drilling programs in 2014, Hemisphere plans to implement three waterflood pilot programs by year-end to increase its reserves through enhanced oil recovery. The Company remains optimistic for the industry’s future and is committed to delivering value to its shareholders.

Q2 2015 Highlights

•	Achieved a 54% increase in production over the second quarter of 2014 to 849 boe/d (77% oil & NGL).
•	Increased revenue over the first quarter of 2015 by 12% to $3.3 million.
•	Generated $1.3 million in funds flow from operations, a 5% increase over the first quarter of 2015.
•	Decreased operating costs by 31% to $11.51/boe over the same period last year with the addition of lower cost wells in Atlee Buffalo.
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Decreased transportation costs to $2.92/boe from $3.38/boe during the same quarter last year as a result of the Company’s voluntary shut-in of high water-cut wells requiring transportation to processing facilities.

•	Realized a $25.28/boe operating netback, a 24% increase over the first quarter of 2015.
•	Reduced net debt by $1.7 million to $9.9 million, a 15% decrease since December 31, 2014.
•	Completed a strategic tuck-in acquisition for the remaining 15% working interest in 1.75 sections of land in Atlee Buffalo to bring the Company’s total working interest to 100%.

Subsequent Achievements

•	Renewed existing $15.0 million credit facility.
•	Acquired two sections of land in Jenner through Crown landsales.
•	Received Alberta Energy Regulator approval for the Company’s first Atlee Buffalo waterflood pilot scheme.

Corporate Update

During the second quarter of 2015, the Company continued its conservative approach to capital spending. A strategic tuck-in acquisition was completed in Atlee Buffalo for $250,000, securing Hemisphere the remaining 15% working interest in 1.75 sections of land and bringing the Company’s total working interest in the area to 100%.

Hemisphere has been tactical in planning low-cost projects to increase production and add reserves, while providing long-term stability and increasing overall oil recovery in its assets. The Company has meticulously evaluated the performance of each well and has voluntarily shut-in certain wells with higher water-cuts which require trucking to facilities for processing and cause increased transportation costs.

Subsequent to the second quarter, the first of three planned waterflood pilot schemes in Atlee Buffalo was approved by the Alberta Energy Regulator with first injection expected by the end of the third quarter.

In Jenner, the Company recently acquired two sections of land through Crown landsales. By year-end, the Company plans to increase Jenner’s production capacity by adding an additional water disposal well to further optimize existing wells and provide room for future growth in the area.

For the remainder of 2015, Hemisphere has budgeted $1.5 million in capital expenditures of which approximately $850,000 has been spent to-date toward the implementation of the three Atlee Buffalo waterflood pilots and the additional water disposal well in Jenner. These projects are expected to add oil production and reserves, and strategically position Hemisphere to react quickly when oil prices strengthen.

Following the annual review with its lender, Hemisphere’s credit facility was maintained at $15.0 million. The Company will continue to protect its financial flexibility during the current depressed market. As at June 30, 2015, the Company had $9.4 million drawn down on its existing line.

Selected financial and operational highlights should be read in conjunction with Hemisphere’s interim condensed financial statements and related Management’s Discussion and Analysis for the three and six months ended June 30, 2015. These reports are available on SEDAR at www.sedar.com and on Hemisphere’s website at www.hemisphereenergy.ca. All amounts are expressed in Canadian dollars.

Financial and Operating Summary

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
FINANCIAL
Petroleum and natural gas revenue	$3,284,020	$3,799,461	$6,212,284	$7,363,497
Petroleum and natural gas netback	1,954,246	2,011,113	3,782,232	3,889,115
Funds flow from operations(1)	1,314,073	1,550,661	2,563,214	3,058,768
Per share, basic and diluted	0.02	0.02	0.03	0.05
Income (loss) before tax(2)	(170,384)	554,465	(816,730)	1,180,484
Net income (loss)	(575,484)	554,465	(1,221,830)	1,180,484
Per share, basic and diluted	0.01	0.01	(0.02)	0.02
Capital expenditures, including property acquisitions	829,495	3,515,191	962,783	7,882,507
Net debt(3)	9,938,019	1,911,603	9,938,019	1,991,603
Bank indebtedness	$9,438,835	$-	$9,438,835	$-
OPERATING
Average daily production
Oil (bbl/d)	655	454	743	471
Natural gas (Mcf/d)	1,149	584	1,055	529
NGL (bbl/d)	3	2	3	1
Combined (boe/d)	849	553	922	560
Oil and NGL weighting	77%	82%	81%	84%
Average sales prices
Oil ($/bbl)	$50.49	$85.72	$42.43	$81.17
Natural gas ($/Mcf)	2.57	4.64	2.60	4.54
NGL ($/bbl)	22.56	68.24	22.02	68.24
Combined ($/boe)	$42.49	$75.47	$37.24	$72.66
Operating netback ($/boe)
Petroleum and natural gas revenue	$42.49	$75.47	$37.24	$72.66
Royalties	2.77	15.41	2.73	13.10
Operating costs	11.51	16.70	8.98	17.90
Transportation costs	2.92	3.38	2.85	3.27
Operating netback(4)	$25.28	$39.98	$22.67	$38.39

Notes:
(1)	Funds flow from operations is a non-IFRS measure that represents cash generated by operating activities, before changes in non-cash working capital and may not be comparable to measures used by other companies.
(2)	Due to taxable income generated in excess of tax pools from lower capital expenditures, the Company utilized deferred tax assets resulting in a deferred tax expense of $405,100 for the second quarter of 2015.
(3)	Net debt is a non-IFRS measure calculated as current assets minus current liabilities including bank indebtedness and excluding flow- through premium.

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(4)	Operating netback is a non-IFRS measure calculated as the Company’s oil and gas sales, less royalties, operating expenses, and transportation costs per barrel of oil equivalent.

About Hemisphere Energy Corporation

Hemisphere Energy Corporation is a producing oil and gas company focused on developing conventional oil assets with low risk drilling opportunities. Hemisphere plans continual growth in production, reserves and cash flow by drilling existing projects and executing strategic acquisitions. Hemisphere trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol "HME".

For further information, please contact:

Don Simmons, President & Chief Executive Officer
Telephone: (604) 685-9255
Email: info@hemisphereenergy.ca

Scott Koyich, Investor Relations
Telephone: (403) 619-2200
Email: scott@briscocapital.com

Website: www.hemisphereenergy.ca

Forward-looking Statements

This news release contains "forward-looking statements" that are based on Hemisphere's current expectations, estimates, forecasts and projections. These forward-looking statements include statements regarding Hemisphere's outlook for our future operations, plans and timing for the commencement or advancement of exploration and development activities on our properties, and other expectations, intention and plans that are not historical fact. The words "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words and phrases are intended to identify forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Many of these factors are beyond the control of Hemisphere. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by Hemisphere will be realized. For the reasons set forth above, investors should not place undue reliance on such forward-looking statements. Hemisphere disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

A barrel of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Definitions and abbreviations

bbl/d	barrels per day	Mcf/d	thousand cubic feet per day
$/bbl	dollar per barrel	$/Mcf	dollar per thousand cubic feet
boe	barrel of oil equivalent	NGL	natural gas liquids
boe/d	barrel of oil equivalent per day
$/boe	dollar per barrel of oil equivalent	IFRS	International Financial Reporting Standards

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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